Exhibit 99.1

[EXECUTION COPY]

EIGHTH AMENDMENT TO SECOND AMENDED AND RESTATED

REVOLVING CREDIT AND SECURITY AGREEMENT

THIS EIGHTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of November 20, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013, by that certain Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of May 12, 2014, that certain Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 10, 2014, that certain Consent and Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 25, 2014, that certain Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014, that certain Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015 and that certain Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 14, 2015 (the “Existing Credit Agreement”). The Existing Credit Agreement, as amended by this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Credit Agreement”;

WHEREAS, the Borrowers have requested that the Lenders and the Agents waive the Loan Parties’ obligation to enter into a Recapitalization Transaction on or prior to January 31, 2016;

WHEREAS, the Borrowers have requested that the Lenders and the Agents permit the Canadian Borrower to amend the terms of the Quebec Subordinated Debt, including the schedule of principal amortization payments thereof, on the terms and conditions set forth in (i) that certain letter agreement from Investissement Québec, dated August 19, 2015, executed by the Canadian Borrower on September 17, 2015, and (ii) that certain letter agreement from Investissement Québec, dated November 19, 2015, executed by the Canadian Borrower on November 19, 2015, copies of which are attached hereto as Exhibit A (such letter agreements, the “2015 Moratorium Amendment” and such transaction, the “2015 Moratorium”);

WHEREAS, the Borrowers have advised the Lenders and the Agents that the Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, shall be terminated on December 31, 2015, and have requested that the Lenders and the Agent permit the Canadian Borrower to enter into that certain Management Consulting Services Agreement, dated as of November 20, 2015 by and among the Canadian Borrower and Gestofi S.A., a company incorporated under the laws of Switzerland, in the form attached hereto as Exhibit B (such agreement, the “Specified Management Agreement”);

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agents amend certain provisions of the Credit Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

(i) “Commodity Exchange Act - means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.”

(ii) “Eighth Amendment - the Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 20, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Agents and the Co-Collateral Agents.”

(iii) “Eighth Amendment Effective Date - November 20, 2015.”

(iv) “Excluded Swap Obligation - means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act (determined after giving effect to Section 7.7.8 and any other “keepwell, support or other agreement” for the benefit of such Guarantor and any and all guarantees of such Guarantor’s Swap Obligations by other Loan Parties) at the time the Guaranty of such Guarantor, or a grant by such Guarantor of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranty or security interest is or becomes excluded in accordance with the first sentence of this definition.”

(v) “Hedge Bank - means any Person that, at the time it enters into a Hedging Agreement permitted under Section 10, is a Lender or an Affiliate or branch of a Lender, in its capacity as a party to such Hedging Agreement.”

(vi) “Hedge Termination Value - means, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements (which may include a Lender or any Affiliate or branch of a Lender).”

(vii) “Qualified ECP Guarantor - shall mean, at any time, each Loan Party with total assets exceeding $10,000,000 or that qualifies at such time as an “eligible contract participant” under the Commodity Exchange Act and can cause another person to qualify as an “eligible contract participant” at such time under §1a(18)(A)(v)(II) of the Commodity Exchange Act.”

(viii) “Secured Hedging Agreement - means any Hedging Agreement permitted under Section 10 that is entered into by and between any Loan Party and any Hedge Bank.”

(ix) “Secured Hedging Agreement Obligations - means all Debt and other obligations of any Loan Party arising under, or otherwise with respect to, any Secured Hedging Agreement.”

(x) “Specified Loan Party - means any Loan Party that is not an “eligible contract participant” under the Commodity Exchange Act (determined prior to giving effect to Section 7.7.8).”

(xi) “Swap Obligations - means with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.”

(b) Amendment to Section 1.1. The definition of “Availability Block” is hereby amended by deleting the parenthetical in clause (a)(i) thereof in its entirety and the following text is substituted in its stead:

“(calculated without giving effect to the Availability Block or the Seasonal Availability Block)”

(c) Amendment to Section 1.1. Clause (l) of the definition of “Availability Reserves” is hereby deleted in its entirety and the following text is substituted in its stead:

“(l) the Capital Block;”

(d) Amendment to Section 1.1. The definition of “Bank Product” is hereby deleted in its entirety and the following text is substituted in its stead:

“Bank Product - any of the following products, services or facilities extended to the Loan Parties or any Subsidiary by any Lender or any of its Affiliates or branches: (a) Cash Management Services; (b) Leasing Obligations; and (c) Secured Hedging Agreement Obligations; provided, however, that Bank Products shall not be limited to Cash Management Services, Leasing Obligations and Secured Hedging Agreement Obligations, but may also include other similar products, services or facilities provided by any Lender or any of its Affiliates or branches pursuant to the request by, or agreement with, any Loan Party or any Subsidiary; provided, further, that for any of the foregoing to be included as an “Obligation” for purposes of a distribution under Section 5.5 and for purposes of the Security Documents, the applicable bank product provider and Loan Party must have previously provided written notice to the Administrative Agent of (i) the existence of such Bank Product, (ii) the maximum dollar amount of obligations arising thereunder to be included as a Bank Product Reserve, provided that the aggregate dollar amount of Secured Hedging Agreement Obligations included as a Bank Product Reserve shall at no time exceed $500,000 (“Bank Product Amount”), and (iii) the methodology to be used by such parties in determining the Bank Product Debt owing from time to time. The Bank Product Amount may be changed from time to time upon written notice to the Administrative Agent by the provider of the Bank Product and the applicable Loan Party, subject to the foregoing limitations.”

(e) Amendment to Section 1.1. The definition of “Bank Product Reserve” is hereby deleted in its entirety and the following text is substituted in its stead:

“Bank Product Reserve - the aggregate amount of reserves reasonably established by the Administrative Agent from time to time in respect of Bank Product Debt; provided that the amount of such reserves shall not be less than the Bank Product Amount, provided further that the aggregate dollar amount of Secured Hedging Agreement Obligations included as a Bank Product Reserve shall at no time exceed $500,000.”

(f) Amendment to Section 1.1. The definition of “Canadian Borrowing Capacity” is hereby deleted in its entirety and the following text is substituted in its stead:

“Canadian Borrowing Capacity - on any date of determination, an amount in Canadian Dollars equal to the lesser of (a) the aggregate amount of Canadian Revolver Commitments and (b) the sum of (i) 85% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the Canadian Borrower; plus (ii) 90% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the Canadian Borrower and CGS Canada; plus (iii) 90% of the Eligible Major Credit Card Receivables of the Canadian Borrower; minus (iv) the Availability Reserve in respect of the Canadian Borrower and CGS Canada (it being understood that the amount of the Availability Block, the Seasonal Availability Block, the Loan to Value Reserve and the Capital Block shall be allocated, in the sole discretion of the Administrative Agent and without duplication, among the Aggregate Revolver Borrowing Capacity, the Canadian Borrowing Capacity and the US Borrowing Capacity).”

(g) Amendment to Section 1.1. The definition of “Debt” is hereby amended by adding the following sentence at the end of such definition:

“The amount of any net obligation under any Hedging Agreement on any date shall be deemed to be the Hedge Termination Value thereof as of such date.”

(h) Amendment to Section 1.1. The definition of “Hedging Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Hedging Agreement - means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.”

(i) Amendment to Section 1.1. The definition of “Management Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, and (ii) on and after the Eighth Amendment Effective Date, that certain Management Consulting Services Agreement, dated as of November 20, 2015, between the Canadian Borrower and Gestofi S.A., in each case, as such agreement may be amended from time to time in accordance with the terms hereof and the Management Subordination Agreement.”

(j) Amendment to Section 1.1. The definition of “Management Debt” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Debt - collectively, all obligations (including, without limitation, retainer fees and indemnification expenses) of the Borrowers to Montrovest B.V. and/or Gestofi S.A. pursuant to the Management Agreement.”

(k) Amendment to Section 1.1. The definition of “Management Subordination Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Subordination Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Subordination Agreement dated as of the Closing Date among the Canadian Borrower, Montrovest B.V., the Agents and the Term Loan Agent, as amended by the First Amendment to Amended and Restated Management Subordinated Agreement dated as of June 10, 2014, as amended by the Second Amendment to Amended and Restated Management Subordination Agreement dated as of March 19, 2015 (the “Montrovest Management Subordination Agreement”), and (ii) on and after the Eighth Amendment Effective Date, that certain Management Subordination Agreement, dated as of the Eighth Amendment Effective Date, among the Canadian Borrower, Gestofi S.A., the Agents and the Term Loan Agent, in each case, as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of the Agents.”

(l) Amendment to Section 1.1. The definition of “Obligations” is hereby amended by deleting the period (“.”) at the end of such definition and inserting the following text in lieu thereof: “; provided that the Obligations shall exclude any Excluded Swap Obligations.”

(m) Amendment to Section 1.1. The definition of “Recapitalization Transaction” is hereby deleted in its entirety.

(n) Amendment to Section 1.1. The definition of “Required Milestones” is hereby deleted in its entirety.

(o) Amendment to Section 1.1. The definition of “Schedule III Reserve” is hereby deleted in its entirety.

(p) Amendment to Section 1.1. The definition of “US Borrowing Capacity” is hereby deleted in its entirety and the following text is substituted in its stead:

“US Borrowing Capacity - on any date of determination, an amount in Dollars equal to the lesser of (a) the aggregate amount of US Revolver Commitments and (b) the sum of (i) 85% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the US Borrower, Henry U.S. or Mayor’s Florida; plus (ii) 90% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the US Borrower, Henry U.S. or Mayor’s Florida; plus (iii) 90% of the Eligible Major Credit Card Receivables of the US Borrower, Henry U.S. or Mayor’s Florida; minus (iv) the Availability Reserve in respect of the US Borrower, Henry U.S. and/or Mayor’s Florida (it being understood that the amount of the Availability Block, the Seasonal Availability Block, the Loan to Value Reserve and the Capital Block shall be allocated, in the sole discretion of the Administrative Agent and without duplication, among the Aggregate Revolver Borrowing Capacity, the Canadian Borrowing Capacity and the US Borrowing Capacity).”

(q) Amendment to Section 5.5.1. Clause (j) of Section 5.5.1 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(j) tenth, subject to the Intercreditor Agreement, to Bank Product Debt constituting Obligations owing to the Lenders and their Affiliates and branches for which a Bank Product Reserve has not been established.”

(r) Amendment to Section 5.5.3. Clause (h) of Section 5.5.3 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(h) eighth, subject to the Intercreditor Agreement, to Bank Product Debt constituting Obligations for which a Bank Product Reserve has not been established.”

(s) Amendment to Section 7.7. Section 7.7 of the Credit Agreement is hereby amended by inserting the following new subsection 7.7.8 therein in the appropriate numerical order:

“7.7.8 Keepwell. Each Loan Party that is a Qualified ECP Guarantor at the time any Guaranty or the grant of the security interest under the Loan Documents, in each case, by any Specified Loan Party, becomes effective with respect to any Swap Obligation, hereby jointly and severally, absolutely, unconditionally and irrevocably undertakes to provide such funds or other support to each Specified Loan Party with respect to such Swap Obligation as may be needed by such Specified Loan Party from time to time to honor all of its obligations under its Guaranty and the other Loan Documents in respect of such Swap Obligation (but, in each case, only up to the maximum amount of such liability that can be hereby incurred without rendering such Qualified ECP Guarantor’s obligations and undertakings under this Section 7.7.8 voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations and undertakings of each Qualified ECP Guarantor under this Section shall remain in full force and effect until the Obligations have been indefeasibly paid and performed in full. Each Qualified ECP Guarantor intends this Section to constitute, and this Section shall be deemed to constitute, a guarantee of the obligations of, and a “keepwell, support, or other agreement” for the benefit of, each Specified Loan Party for all purposes of the Commodity Exchange Act.”

(t) Amendment to Section 10.2.1. Clause (a) of Section 10.2.1 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(a) the Obligations, provided that the aggregate Hedge Termination Value of Secured Hedging Agreement Obligations that constitute Bank Product Debt shall not exceed $500,000 at any time outstanding;”

(u) Amendment to Section 10.2.6(d). Clause (d) of Section 10.2.6 of the Credit Agreement is hereby amended by deleting the following text from such clause “Mr. Niccolo Rossi, an employee of Gestofi SA” and inserting the following text in lieu thereof “Mr. Niccolo Rossi and other employees of Gestofi S.A.”

(v) Amendment to Section 10.2.6(e). Clause (e) of Section 10.2.6 of the Credit Agreement is hereby amended by deleting subclause (i) thereof in its entirety and the following clause (i) is substituted in its stead:

“(i) pay to any of Regaluxe S.r.L., Montrovest B.V. or Gestofi SA, an aggregate amount not to exceed $260,000 in any Fiscal Year (or such greater amount to the extent consented to in writing by the Administrative Agent in its sole discretion) for expenses incurred by any of Regaluxe S.r.L., Montrovest B.V. or Gestofi SA on behalf of (a) the Chairman of the Board of Directors of the Canadian Borrower in connection with carrying out his duties as Chairman of the Board of Directors of the Canadian Borrower in the ordinary course of business and (b) the Chairman of the Executive Committee of the Canadian Borrower in connection with carrying out his duties as Chairman of the Executive Committee of the Canadian Borrower in the ordinary course of business”

(w) Amendment to Section 10.2.12. Clause (b) of Section 10.2.12 of the Credit Agreement is hereby amended by deleting the following text from the parenthetical of clause (b)(ii)(B)(y) thereof in its entirety: “the Schedule III Reserve”.

(x) Amendment to Section 10.2.19. Section 10.2.19 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“10.2.19 Hedging Agreements. Enter into any Hedging Agreement, except to hedge risk arising in the Ordinary Course of Business for the purpose of directly mitigating risks associated with fluctuations in interest rates or foreign exchange rates and not for speculative purposes, provided that the aggregate Hedge Termination Value thereof shall not exceed $500,000 at any time outstanding.”

(y) Amendment to Section 10.2.28. Section 10.2.28 of the Credit Agreement is hereby amended by deleting the table set forth therein and replacing such table in its entirety as follows:

“

Applicable Period	Minimum Consolidated EBITDA
9-month period ending December 31, 2014	$11,000,000
10-month period ending January 31, 2015	$12,850,000
11-month period ending February 28, 2015	$13,000,000
12-month period ending March 31, 2015	$12,750,000

Applicable Period	Minimum Consolidated EBITDA
12-month period ending April 30, 2015	$13,000,000
12-month period ending May 31, 2015	$12,750,000
12-month period ending June 30, 2015	$13,000,000
12-month period ending July 31, 2015	$13,000,000
12-month period ending August 31, 2015	$13,000,000
12-month period ending September 30, 2015	$13,250,000
12-month period ending October 31, 2015	$13,750,000
12-month period ending November 30, 2015	$14,250,000
12-month period ending December 31, 2015	$15,000,000
12-month period ending January 31, 2016	$15,500,000
12-month period ending February 28, 2016	$15,750,000
12-month period ending March 31, 2016	$16,500,000
12-month period ending April 30, 2016	$16,500,000
12-month period ending May 31, 2016	$16,500,000
12-month period ending June 30, 2016	$16,500,000
12-month period ending July 31, 2016	$16,750,000
12-month period ending August 31, 2016	$17,250,000
12-month period ending September 30, 2016	$17,500,000
12-month period ending October 31, 2016	$17,750,000
12-month period ending November 30, 2016	$18,250,000

Applicable Period	Minimum Consolidated EBITDA
12-month period ending December 31, 2016	$18,750,000
12-month period ending January 31, 2017	$19,250,000
12-month period ending February 28, 2017	$19,500,000
12-month period ending March 31, 2017	$19,750,000
12-month period ending April 30, 2017	$19,750,000
12-month period ending May 31, 2017	$19,750,000
12-month period ending June 30, 2017	$19,750,000
12-month period ending July 31, 2017	$20,000,000

”

(z) Amendment to Section 11.1(m). Section 11.1 (m) of the Credit Agreement is hereby amended by adding the language “or any Secured Hedging Agreement” after the language “Term Loan Documents” in the two places where such language appears therein.

§2. Waiver; Consent.

(a) The Agents and the Lenders hereby waive the Borrowers and Guarantors obligation to comply with the “Required Milestone” (as such term is defined in the Fourth Amendment) set forth in clause (c) of Schedule III of the Fourth Amendment (as such Required Milestone was modified by the Sixth Amendment) on or prior to January 31, 2016. The waiver set forth in the forgoing sentence relates only to the specific matters expressly covered therein, shall not be considered to be a waiver of any rights or remedies any Agent or any Lender may have under the Loan Agreement or under any other Loan Document (except as expressly set forth herein), and shall not be considered to create a course of dealing or to otherwise obligate in any respect any Agent or any Lender to execute similar or other waivers or grant any waivers under the same or similar or other circumstances in the future and the waiver set forth in this Section 2 shall not excuse any failure to comply with any other provision of the Loan Agreement or any other Loan Document.

(b) The Agents and the Lenders, notwithstanding Section 10.2.11(a) and Section 10.2.12(b) of the Credit Agreement, hereby consent to the 2015 Moratorium on the terms set forth in the 2015 Moratorium Amendment. The consent set forth in the forgoing sentence relates only to the specific matters expressly covered therein, and shall not be considered to create a course of dealing or to otherwise obligate in any respect any Agent or any Lender to execute similar or other consents or grant any consents under the same or similar or other circumstances in the future.

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect, and the Administrative Agent shall have received an affidavit of out of state delivery, in form and substance satisfactory to the Administrative Agent, with respect thereto and the other loan documents.

(b) The Administrative Agent shall have received a duly executed Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of the date hereof by and among the Loan Parties, the Term Loan Lenders, and Crystal Financial LLC, as Term Loan Agent and Collateral Agent (as defined therein).

(c) The Administrative Agent shall have received a duly executed Second Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agents, Crystal Financial, as Term Loan Agent and Collateral Agent (as defined therein) and acknowledged by each Loan Party (the “Intercreditor Amendment”).

(d) The Administrative Agent shall have received (i) a duly executed Specified Management Agreement, (ii) a duly executed Management Subordination Agreement, dated as of the Eighth Amendment Effective Date, among the Canadian Borrower, Gestofi S.A., the Agents and the Term Loan Agent and (iii) evidence acceptable to the Administrative Agent that the Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, shall be terminated on December 31, 2015.

(e) The Administrative Agent shall have received a duly executed amendment to the Quebec Subordination Agreement (or other evidence acceptable to the Administrative Agent that the Quebec Subordination Agreement incorporates the Moratorium 2015) and evidence acceptable to the Administrative Agent that the Moratorium 2015 is effective on terms acceptable to the Administrative Agent.

(f) The Borrowers shall have paid (i) the Eighth Amendment Fee and (ii) all reasonable costs and expenses incurred by the Agents, including the fees and expenses of the Agents’ US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(g) The Administrative Agent shall have received a certificate of a duly authorized officer of each Loan Party (with such certification to be in such Person’s capacity as an officer of such Loan Party and not in such Person’s individual capacity), certifying (i) that an attached copy of resolutions authorizing execution and delivery of this Amendment and the other Loan Documents is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, (ii) to the title, name and signature of each Person authorized to sign this Amendment and the other Loan Documents, and (iii) attached thereto are good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(h) The Administrative Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Term Loan Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Credit Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(iv) no Material Adverse Effect shall have occurred since March 28, 2015;

(v) the Term Loan Documents shall be in full force and effect and no “default” or “event of default” shall have occurred and be continuing thereunder; and

(vi) no “default” or “event of default” by a Loan Party shall have occurred and be continuing under any Material Contract.

(i) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(j) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b)

no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Eighth Amendment Fee. In consideration of the Lenders’ agreement to amend certain provisions of the Credit Agreement, the Borrowers agree to pay to the Administrative Agent, for the ratable benefit of each Lender, a fee in the amount equal to 15.0 basis points times the aggregate Total Revolver Commitments (the “Eighth Amendment Fee”), which Eighth Amendment Fee shall be fully earned and due and payable in full in cash on the date of this Amendment. Once paid, the Eighth Amendment Fee shall not be refundable for any reason whatsoever.

§7. Intercreditor Amendment. Each Lender and each Co-Collateral Agent acknowledges that it has received and reviewed the Intercreditor Amendment and has reviewed the Intercreditor Agreement, as amended thereby. Each Lender and each Co-Collateral hereby irrevocably authorizes the Agents (or any of them) to enter into the Intercreditor Amendment and agrees to be bound by the provisions of the Intercreditor Agreement, as amended thereby.

§8. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian

Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:
MAYOR’S JEWELERS, INC.

By:	/s/ Pat Di Lillo
Name:	Pasquale (Pat) Di Lillo
Title:	Vice President, Chief Financial and Administrative Officer

CANADIAN BORROWER:
BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pat Di Lillo
Name:	Pasquale (Pat) Di Lillo
Title:	Vice President, Chief Financial and Administrative Officer

By:	/s/ Miranda Melfi
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.

JBM RETAIL COMPANY, INC.

JBM VENTURE CO., INC.

MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pat Di Lillo
Name:	Pasquale (Pat) Di Lillo
Title:	Vice President, Chief Financial and Administrative Officer

CASH, GOLD & SILVER INC.
OR ET ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Pat Di Lillo
Name:	Pasquale (Pat) Di Lillo
Title:	Vice President

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
Name:	Roger Malouf
Title:	Director

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN AGENT:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Sylwia Durkiewicz
Name:	Sylwia Durkiewicz
Title:	Vice President

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

U.S. LENDERS:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
Name:	Roger Malouf
Title:	Director

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

U.S. LENDERS:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
Name:	Ian Maccubbin
Title:	Vice President

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

U.S. LENDERS:

BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
Name:	Randon Gardley
Title:	Vice President

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Sylwia Durkiewicz
Name:	Sylwia Durkiewicz
Title:	Vice President

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

WELLS FARGO FINANCIAL CORPORATION CANADA

By:	/s/ David G. Phillips
Name:	David G. Phillips
Title:	Senior Vice President, Credit Officer

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

BANK OF MONTREAL

By:	/s/ Hugh Devlin
Name:	Hugh Devlin
Title:	Senior Manager

[SIGNATURE PAGE TO EIGHTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

EXHIBIT A

2015 Moratorium Amendment

Please see attached.

EXHIBIT B

Specified Management Agreement

Please see attached.